EXHIBIT 4.5

SUMMARY OF COMPUTER SERVICES OUTSOURCING AGREEMENT

     Pursuant to an agreement dated December 23, 2003 between us and NESS A.T. Ltd. ("NESS"), NESS has undertaken to provide us with IT Outsourcing services, including ongoing management and operation of our Information Systems, maintenance and operation of hardware, computers, peripheral equipment, communications and software infrastructure (i.e. Databases, Operations Systems, etc.), application operation and maintenance, modification and adaptation of our applications, information security services etc.

     The agreement is for an initial period of three years beginning from January 1, 2004 and we recently extended it for an additional two years. We are entitled to terminate the agreement by a prior notice of a few months. In 2005, the cost of the service was NIS 3.3 million and in 2006 it will amount to NIS
2.4 million. In 2007 and 2008 the cost of the service for each year will amount to NIS 2.3 million. The above amounts are linked such that half of the payments are linked to the Israeli cost-of-living index and half to exchange rate of the U.S. Dollar.

     During the term of the agreement, we are entitled to order from NESS modifications to our information systems and/or development of new applications and for such purpose, we have available to us a "bank of hours".